Investor Deck

September 2021

PROVISION™

Disclaimer

All information is highly confidential and should not be discussed v
outside of PROVISION or potential investors

PR

Provision | 7th Street

Renderings & Photos

Exterior Rendering


PROVISION
COFFEE FOOD & COCKTAILS

Interior Rendering



Current Photos



August 2021 (Dino for scale)





Floor Plan



1 PROVISION LINK - FLOOR PLAN

- 3,986 sq. ft. - Total Indo
  - 709 sq. ft. – Kitchen
  - 550 sq. ft. – Coffee & Cockta
  - 590 sq. ft. – Indoor Dining Ar
  - 54 Indoor Seats
- 790 sq. ft. - Outdoor Pat
  - 28 Outdoor Seats
- 2nd Floor Balcony
  - 12 Lounge Seats

Expanding Scope

- Expanding food program and bakery
  - Breakfast/Brunch focused
  - Evening Small Plates
    - Mediterranean / Spanish / Tapas / Charcuterie
  - Tomo Osawa – Pastry/Bread
- Larger cocktail bar
- Event space



Industry Overview

US Retail Coffee Market


$79-80 Billion
U.S. Retail Value of the Coffee Market
AWAY FROM HOME
$63 BILLION
Office Coffee Service
$3.2 billion
Coffeehouses
$21.5 billion
OF WHICH
Starbucks
$10 billion
Quick Service Retail (QSR)
$13.5 billion
OF WHICH
Donut Shops
$6.2 billion
OF WHICH
Dunkin' Donuts
$4.6 billion
OF WHICH
McDonald's
$2.8 billion
Foodservice & HORECA
$18.5 billion
Convenience Stores
$6.3 billion
Note:
Totals may surpass sub-total because only select brands/segments are highlighted.

Source: Specialty Coffee Association, 2017

US Retail Coffee Market


AT HOME
$16.6 BILLION
Drug Stores
$434 million
Super Center
Warehouse Clubs
Dollar Stores
Convience Stores
$8.5 billion
Mail, Internet
and Other
$835 million
Supermarkets
$6.6 billion
$6.2bn
$6.1bn
OF WHICH
Folgers
$1.5bn
Maxwell House
$757mn
Starbucks
$625mn
$862mn
OF WHICH
Nescafé
$301mn
$2.8bn
OF WHICH
PepsiCo &
Starbucks
$2.1bn
Roasted Coffee
(Whole Bean
& Ground)
Single Cup
Instant
Ready to
Drink
(RTD)

Source: Specialty Coffee Association, 2017

US Retail Specialty Coffee


$40-45 Billion
U.S. Retail Value of
Specialty Coffee Market
AWAY FROM HOME
$39.7 BILLION
Office Coffee Service
$647 million
Coffeehouses
$21.5 billion
Quick Service Retail (QSR)
$6.7 billion
Foodservice & HORECA
$9.2 billion
Convenience Stores
$1.57 billion
Note:
Totals may surpass sub-total because only select brands/ segments are highlighted.

Source: Specialty Coffee Association, 2017

US Retail Specialty Coffee


Drug Stores
$86 million
Mail, Internet and Other
$668 million
Supermarkets
$1.3 billion
Super Center
Warehouse Clubs
Dollar Stores
Convience Stores
$2.6 billion

AT HOME

$4.6 BILLION

Estimates based on data from the below sources in combination with a review of selected filings & other public available information:

- Mintel
- Technomic, Inc.
- Euromonitor
- IBIS World
- Datamonitor
- NACS
- NAMA
- Statista, Inc.
- NCA
- Bloomberg
- CSP Magazine
- Automatic Vending Merchandiser

Source: Specialty Coffee Association, 2017

US Retail Coffee Growth


US Retail Coffee
(in billions)
2013
Specialty
$26.0
Non-Specialty
$22.0
2017
Specialty
$44.8 *
Non-Specialty
$35.2
*14.6% C

Source: Specialty Coffee Association; 2013, 2017

P R

Demographics

Ages 18-24


Daily Specialty
Coffee
Drinkers
35%

Ages 25-39


Daily Specialty
Coffee
Drinkers
36%

US Population
(in millio


Ages 39+ - Gen X &
Boomer
154.89
Ages 20-3
Millennial
88.7
Ages <20 - Gen Z
82.16

Source: Specialty Coffee Association, Dec 2015

Source: Statista, Jul 2017

PR

Disclaimer

NON-DISCLOSURE OF CONFIDENTIAL INFORMATION. As used herein, “Confidential Information” shall not be disclosed by Clien
related, or other under any circumstance unless directed by a Court of Law and shall mean all information, whether in written, oral
any other form or format, furnished or disclosed before, on, or after the date of the signing of this Agreement by Provision, its ager
or other to the Client, its agent, lawyer, or related or other, and specifically includes, whether disclosed purposefully or not, but is
business and financial information, assets, marketing and strategic plans, analysis, projections, reports, technologies, processes a
compilations, forecasts, studies, lists, summaries, notes, data, legal and regulatory permitting strategic analysis and plans relative
law, all terms and conditions included in any and all drafts of any agreement with respect to the coffee business and all consulting
proposals, all customers, employees, suppliers, vendors, professionals involved with the Agreement, or enforcement thereof, and
and materials concerning Provision and its affiliates, including the terms of this Agreement, and any prices, fees, financing arrange
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and destroy/delete the original transmission and its attachments without saving them in any manner. info@provisioncoffee.com